SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From _____ to ____

Commission File Number 0-14278

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The Microsoft Corporation Savings Plus 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the statements of assets available for benefits as of December 31, 2006 and 2005, and the related statements of changes in assets available for benefits for each of the three years in the period ended December 31, 2006 and schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Microsoft Corporation Savings Plus 401(k) Plan

Date: June 26, 2007

Scott Di Valerio
Member of 401(k) Administrative Committee

Lisa Brummel
Member of 401(k) Administrative Committee

Bill Sample
Member of 401(k) Administrative Committee

APPENDIX 1

MICROSOFT CORPORATION
SAVINGS PLUS 401(k) PLAN

FINANCIAL STATEMENTS FOR EACH OF THE
THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2006,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006 AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Microsoft Corporation Savings Plus 401(k) Plan
Redmond, Washington

We have audited the accompanying statements of assets available for benefits of the Microsoft Corporation Savings Plus 401(k) Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in assets available for benefits for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in assets available for benefits for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Seattle, Washington
June 26, 2007

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:		
Investments held by trustee, at fair value:		
Microsoft Corporation Stock	$ 847,866,385	$ 790,644,793
Fidelity Growth Company Fund	399,135,825	344,601,317
Fidelity Overseas Fund	415,017,888	288,237,849
Fidelity Intermediate Bond Fund	111,347,515	100,831,542
Fidelity Inst Money Market	163,977,951	119,162,564
Fidelity Contrafund	381,622,653	277,744,246
PIMCO Total Return Fund (Inst)	152,965,359	129,808,927
Vanguard Value Index Inst	187,154,862	123,173,869
Vanguard Inst Index Plus	492,091,958	418,165,983
Vanguard Growth Index	47,468,971	34,794,747
Vanguard SM Cap Growth	17,689,439	
ING International Value I	185,881,200	96,254,274
Artisan Midcap Inv	219,870,257	175,785,129
FMT Inst US Microcap	103,142,073	98,789,000
Oakmark Equity & Income	341,725,767	276,630,223
Royce Low Priced Stock Inst	231,616,289	
Royce Low Priced Stock Inv		181,084,861
BGI LifePath Retirement Index Fund M	893,612	514,645
BGI LifePath Retirement Index 2040 Fund M	28,865,684	7,795,558
BGI LifePath Retirement Index 2030 Fund M	35,496,153	13,389,526
BGI LifePath Retirement Index 2020 Fund M	22,553,443	9,546,778
BGI LifePath Retirement Index 2010 Fund M	3,406,055	905,720
Participant loans receivable	39,873,606	34,856,454
Total investments	4,429,662,945	3,522,718,005
Cash	848,110	233,166
Receivables:		
Participant contributions	-	-
Employer contribution	-	-
Total receivables	-	-
Total assets	4,430,511,055	3,522,951,171
LIABILITIES:		
Payables:		
Participant contributions	-	-
Employer contribution	-	-
Total payables	-	-
Total liabilities	-	-
ASSETS AVAILABLE FOR BENEFITS	$ 4,430,511,055	$ 3,522,951,171

See notes to the financial statements.

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2006

	2006	2005	2004
ADDITIONS:			
Net investment income:			
Interest and dividends	$ 213,077,272	$ 89,684,934	$ 86,198,631
Net appreciation in fair value of investments	301,303,708	115,776,618	133,534,020
Total net investment income	514,380,980	205,461,552	219,732,651
Contributions:			
Participant	428,090,550	356,374,595	319,044,652
Employer	128,814,606	110,811,118	101,329,629
Transfers in	10,862,745		4,184,859
Total contributions	567,767,901	467,185,713	424,559,140
Total additions	1,082,148,881	672,647,265	644,291,791
DEDUCTIONS — Benefits paid to participants	174,588,997	189,286,358	156,671,176
CHANGES IN ASSETS AVAILABLE FOR BENEFITS	907,559,884	483,360,907	487,620,615
ASSETS AVAILABLE FOR BENEFITS:			
Beginning of year	3,522,951,171	3,039,590,264	2,551,969,649
End of year	$4,430,511,055	$3,522,951,171	$3,039,590,264

See notes to the financial statements.

NOTE 1: DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Microsoft Corporation Savings Plus 401(k) Plan ("the Plan") is a defined contribution plan. Eligible employees of Microsoft Corporation ("the Company") who have reached 18 years of age may enroll at any time; entry dates are the 1st and 16th of the month following enrollment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered by the 401(k) Administrative Committee. The information below summarizes certain aspects of the Plan. For complete information regarding Plan provisions, participants should refer to the Plan Document.

The Plan includes an Employee Stock Ownership Plan ("ESOP") feature for the benefit of persons eligible to participate in the Plan. This feature allows employees the option to receive a cash dividend payout or to reinvest the dividend on shares of Microsoft common stock invested in the Company stock. Employees not part of the Microsoft controlled group are not eligible to be part of the ESOP. Instead, dividends paid on contributions and the earnings that accumulate on those contributions that are invested in the Company stock will automatically be reinvested in the Company stock.

Contributions: Participants may contribute from 1% to 50% of their eligible pre-tax compensation, tax-deferred, through payroll deductions subject to regulatory limitations. Participants may make Roth contributions from 1% to 50% of their eligible after-tax compensation through payroll deductions subject to regulatory limitations. Participants may also contribute from 1% to 7% of their eligible after-tax compensation through payroll deductions. Participant contributions may be suspended at any time and reinstated at any subsequent entry date.

Participants reaching 50 years of age or older may contribute an additional 1% to 75% of their eligible pre-tax compensation, tax-deferred, through payroll deductions subject to regulatory limitations. Participants reaching 50 years of age or older may also contribute an additional 1% to 75% as Roth catch-up contributions, to be deducted from their eligible after-tax compensation through payroll deductions subject to regulatory limitations. These catch-up contributions are not matched by the Company.

The Company makes a matching contribution each pay period equal to 50% of a participant's pre-tax contributions, up to a 6% contribution rate. The maximum Company match is 3% of the participant's eligible compensation, subject to regulatory limitations.

Participant Accounts: Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. All amounts in participant accounts are participant-directed. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Employee and Company contributions are both immediately 100% vested.

Distributions: Active participants may make a withdrawal from cumulative salary deferrals, after-tax contributions and after-tax contribution earnings if the withdrawal is necessary to avoid a financial hardship; or, if the participant is at least 59-1/2 years of age, a withdrawal may be made from the vested portion of their account. Distributions may also occur if the participant retires, becomes permanently disabled, dies, or terminates employment. Distributions of investments in the Company's common stock may be taken in the form of Company common stock or cash.

Administrative expenses: A $100 loan setup fee is paid by employees for initiation of a participant loan. All other expenses for administration of the Plan are paid by the Company.

Plan amendment and termination: The Company has the right to modify, amend, suspend or terminate the Plan at any time and for any reason. If the Plan is terminated, account balances will be fully vested and will be distributed in the form and manner determined by the Plan Administrator.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from these estimates.

Valuation of investments and participant loans: Investments in funds are recorded at fair value based on quoted prices. Participant loans are recorded at principal balance, which approximates fair value. Security transactions are accounted for as of settlement date as the resulting difference compared to the trade date is immaterial. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned.

NOTE 2: INVESTMENTS

Fidelity Investments ("Fidelity") is trustee of the Plan. All Plan investments are held by Fidelity. Participants direct the investment of their contributions and the Company's matching contributions into the various investment options offered by the Plan. Plan participants may invest in the following funds. As with any mutual fund, there is no assurance that the funds' goals, as summarized below based on information made available by Fidelity, will be achieved. Fidelity and non-Fidelity fund prospectuses contain full descriptions of each mutual fund listed. The following investments represent 5% or more of assets available for benefits as of December 31, 2006:

	Ending Balance as of December 31, 2006	% of Assets Available for Benefits
Investments held by trustee:		
Microsoft Corporation Stock	$ 847,866,385	19 %
Vanguard Inst Index Plus	492,091,958	11 %
Fidelity Overseas Fund	415,017,888	9 %
Fidelity Growth Company Fund	399,135,825	9 %
Fidelity Contrafund	381,622,653	9 %
Oakmark Equity & Income	341,725,767	8 %
Royce Low Priced Stock Inst	231,616,289	5 %

The following investments represent 5% or more of assets available for benefits as of December 31, 2005:

	Ending Balance as of December 31, 2005	% of Assets Available for Benefits
Investments held by trustee:		
Microsoft Corporation Stock	$ 790,644,793	22 %
Vanguard Inst Index Plus	418,165,983	12 %
Fidelity Growth Company Fund	344,601,317	10 %
Fidelity Overseas Fund	288,237,849	8 %
Fidelity Contrafund	277,744,246	8 %
Oakmark Equity & Income	276,630,223	8 %
Royce Low Priced Stock Inv	181,084,861	5 %

Category 1: Participants may build their own investment portfolio

Microsoft Corporation Stock: The Microsoft Corporation Stock consists entirely of the Company's common stock.

Fidelity Growth Company Fund: The Fidelity Growth Company Fund invests mainly in common stocks of companies with above-average growth potential. The fund seeks long-term capital appreciation.

Fidelity Overseas Fund: The Fidelity Overseas Fund invests mainly in securities of issuers whose principal business activities are outside the U.S. There is a short term trading fee of 1% for shares held less than 30 days. The fund seeks long-term capital growth.

Fidelity Intermediate Bond Fund: The Fidelity Intermediate Bond Fund consists of investment-grade fixed income obligations with an average maturity of three to ten years. The fund seeks a high level of current income.

Fidelity Institutional Money Market Fund: The Fidelity Institutional Money Market Fund primarily invests the fund's assets in the highest-quality U.S. dollar-denominated money market securities of domestic and foreign issuers, U.S. government securities, and repurchase agreements.

Fidelity Contrafund: The Fidelity Contrafund invests mainly in U.S. and foreign common stocks that the fund's manager believes are undervalued. The fund seeks long-term capital growth.

PIMCO Total Return Fund (Institutional Class): The PIMCO Total Return Fund invests in all types of bonds with an average portfolio duration of three to six years. There is a short term trading fee of 2% for shares held less than seven days. The fund seeks a high total return that exceeds general bond market indices.

Vanguard Value Index Fund (Institutional Class): The Vanguard Value Index Fund employs a passive management approach designed to track performance of the MSCI U.S. Prime Market Value Index. The fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Vanguard Institutional Index Fund (Plus Class): The Vanguard Institutional Index Fund is a growth and income index mutual fund that seeks long-term growth of capital and income from dividends. The fund holds all 500 stocks that make up the S&P 500 Index in proportion to their weighting in the index.

Vanguard Growth Index Fund (Institutional Class): The Vanguard Growth Index Fund provides the potential for long-term growth of capital by matching the performance and risk of the MSCI U.S. Prime Market Growth Index.

Vanguard Small-Cap Growth Index Fund (Institutional Class): The Vanguard Small-Cap Growth Index Fund attempts to replicate the MSCI U.S. Small-Cap Growth Index by investing all or substantially all of its assets in the stocks that make up this index. Investments in smaller companies may involve greater risk than those in larger, more well-known companies.

ING International Value Fund (Institutional Class): The ING International Value Fund invests primarily in foreign companies with market capitalizations greater than $1 billion, but may hold up to 25% of its assets in companies with smaller market capitalizations. This fund seeks to provide long-term capital appreciation by investing internationally.

Artisan Mid Cap Fund: The Artisan Mid Cap Fund invests in a diversified portfolio of at least 80% of its total assets in mid-sized companies that exhibit franchise characteristics. This fund seeks to provide maximum long-term capital growth.

Managers Fremont Institutional US Micro Cap Fund - Institutional Class (frozen to new investments September 29, 2006): The Fremont Institutional US Micro Cap Fund invests at least 80% of its total assets in U.S. micro-cap companies. This fund intends to increase the value of long-term capital growth.

Oakmark Equity & Income Fund (Class I): The Oakmark Equity & Income Fund invests primarily in a diversified portfolio of U.S. equity and fixed-income securities. The fund invests approximately 50%-75% of its total assets in equity securities. This fund intends to provide high current income and preservation of capital.

Royce Low Priced Stock Fund (Institutional Class): The Royce Low Price Stock Fund invests in both small and micro cap companies that are trading for less than $25 per share at the time of purchase. "Low-priced" securities generally do not draw substantial interest from institutional investors, are often not well known, and can be difficult to buy and sell. Investments in smaller companies may involve greater risk than those in larger, better-known companies. Share price, yield, and return will vary.

Royce Low Priced Stock Fund (Investment Class) – Share class changed from Investment to Institutional on April 1, 2006: The Royce Low Price Stock Fund invests in both small and micro cap companies that are trading for less than $25 per share at the time of purchase. The low price stocks that make up this fund carry higher risks than the stock of larger companies and thereby there is a potential of higher returns. This fund intends to provide long-term capital growth.

Category 2: Participants may select a Barclays Global Investors ("BGI") LifePath Portfolio (an allocation established by BGI based on expected retirement date)

BGI LifePath Index Retirement Fund M: BGI LifePath Index Retirement Fund M seeks total return for investors in or near retirement. The static equity allocation is 35%, which seeks to continue asset growth for participants in or near retirement. The fund allocates assets among securities contained in various domestic and foreign indexes. It may invest up to 20% of assets in funds holding securities traded in foreign markets.

BGI LifePath Index 2040 Fund M: BGI LifePath Index 2040 Fund M seeks total return for investors retiring in approximately the year 2040. The allocation changes, becoming more conservative, as the fund nears its maturation. The fund allocates assets among securities contained in various domestic and foreign indexes. It may invest up to 20% of assets in securities traded in foreign markets.

BGI LifePath Index 2030 Fund M: BGI LifePath Index 2030 Fund M seeks total return for investors retiring in approximately the year 2030. The allocation changes, becoming more conservative, as the fund nears its maturation. The fund allocates assets among securities contained in various domestic and foreign indexes. It may invest up to 20% of assets in securities traded in foreign markets.

BGI LifePath Index 2020 Fund M: BGI LifePath Index 2020 Fund M seeks total return for investors retiring in approximately the year 2020. The allocation changes, becoming more conservative, as the fund nears its maturation. The fund allocates assets among securities contained in various domestic and foreign indexes. It may invest up to 20% of assets in securities traded in foreign markets.

BGI LifePath Index 2010 Fund M: BGI LifePath Index 2010 Fund M seeks total return for investors retiring in approximately the year 2010. The allocation changes, becoming more conservative, as the fund nears its maturation. The fund allocates assets among securities contained in various domestic and foreign indexes. It may invest up to 20% of assets in securities traded in foreign markets.

NOTE 3: PARTICIPANT LOANS

Plan participants are permitted to borrow up to the lesser of 50% of their total vested account balance or a maximum of $50,000, reduced by the outstanding balance of all other loans the participant holds with the Plan, and further reduced by the excess (if any) of the highest outstanding balance of all loans from the Plan during the previous 12 months over the current outstanding balance of loans. Participants are limited to one residential loan and one nonresidential loan outstanding at one time. The interest rate for residential loans is based on the yield for the Federal Home Loan Mortgage Corporation 30-year mortgage commitment for a standard conventional fixed rate mortgage, plus 1%. The interest rate for nonresidential loans is the prime rate on corporate loans, plus 1%. The range of interest rates was 5.00% – 10.50% for nonresidential loans and 5.25% – 10.50% for residential loans for the year ended December 31, 2006. Loan repayment is made through after-tax semi-monthly payroll deductions over a period of up to 15 years for residential loans and five years for nonresidential loans. If a participant's employment terminates for any reason and the loan balance is not paid in full by the participant within the 60-day payment grace period, the loan balance will be defaulted and will become taxable income to the participant.

NOTE 4: TAX STATUS

The Internal Revenue Service has determined and informed the Plan by a letter dated March 9, 2006 that the Plan is qualified as a tax-exempt plan under the appropriate sections of the Internal Revenue Code ("the Code"). The determination letter covered plan amendments adopted from October 25, 2001 through October 10, 2005 and the trust agreement adopted June 2, 2004. Therefore, the Plan is tax-exempt as of the financial statement date and, accordingly, no provision for income taxes has been recorded.

NOTE 5: RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT
AS OF DECEMBER 31, 2006

	Shares or Units	Cost	Fair Market Value
DESCRIPTION OF ASSETS:			
Microsoft Corporation Stock	$ 28,394,722	$ 552,223,005	$ 847,866,385
Fidelity Growth Company Fund	5,725,661	307,910,318	399,135,825
Fidelity Overseas Fund	9,263,792	332,582,187	415,017,888
Fidelity Intermediate Bond Fund	10,852,584	112,529,232	111,347,515
Fidelity Inst Money Market	163,977,951	163,977,951	163,977,951
Fidelity Contrafund	5,853,108	341,600,862	381,622,653
PIMCO Total Return Fund (Inst)	14,736,547	156,177,112	152,965,359
Vanguard Value Index Inst	7,041,191	148,789,175	187,154,862
Vanguard Inst Index Plus	3,797,299	419,362,448	492,091,958
Vanguard Growth Index	1,594,524	41,112,575	47,468,971
Vanguard SM Cap Growth	962,953	17,018,976	17,689,439
ING International Value I	9,032,128	168,734,341	185,881,200
Artisan Midcap Inv	7,218,328	200,488,531	219,870,257
FMT Inst US Microcap	7,227,896	101,590,973	103,142,073
Oakmark Equity & Income	13,204,241	305,229,652	341,725,767
Royce Low Priced Stock Inst	13,770,291	244,714,312	231,616,289
Royce Low Priced Stock Inv			
BGI LifePath Retirement Index Fund M	80,433	832,192	893,612
BGI LifePath Retirement Index 2040 Fund M	2,371,872	25,757,933	28,865,684
BGI LifePath Retirement Index 2030 Fund M	2,985,379	31,652,211	35,496,153
BGI LifePath Retirement Index 2020 Fund M	1,930,945	20,327,872	22,553,443
BGI LifePath Retirement Index 2010 Fund M	301,688	3,173,942	3,406,055
Participant loans receivable			39,873,606
		$3,695,785,800	$4,429,662,945

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-118764 on Form S-8 of our report dated June 26, 2007, appearing in this Annual Report on Form 11-K of Microsoft Corporation Savings Plus 401(k) Plan for the year ended December 31, 2006.

Deloitte & Touche LLP

Seattle, Washington
June 26, 2007

END